

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Steven S. Stern, President
Morgan Stanley Capital I, Inc.
1585 Broadway
New York, New York 10036

> **Re: Morgan Stanley Capital I, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2012**
> **File No. 333-180779**

Dear Mr. Stern:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Risk Factors, pages S-41, 113

1. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or could apply to any issuer or any offering. Please revise your Risk Factors sections in both your form of prospectus supplement and base prospectus to discuss the most significant factors that make your offering speculative or risky and remove any risk factors that are generic or could apply to any issuer or any offering. See Item 503(c) of Regulation S-K. As examples only and not an exhaustive list, please consider the following risk factors:

   - "Heightened Underwriting Standards May Contribute to Losses on Commercial Loans." Page S-41.

- "The Related Borrowers May Have Difficulty Re-Leasing Mortgaged Properties." Page S-48.

- "If a Borrower Is Unable to Repay Its Loan on Its Maturity date, You May Experience a Loss. Page S-56.

- "The Operation of Commercial Properties is Dependent Upon Successful Management." Page S-60.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first full risk factor on page S-59 and the first full risk factor on page S-74. Also, please consider whether certain subsections or elements of a discussion within a risk factor are necessary, such as the bullet points in the first full risk factor on page 22 and the first full risk factor on page 40; and whether certain risk factors can be revised or combined so they are not repetitive, such as the first full risk factor on page S-54 and the last risk factor on page S-54. We may have additional comments based upon your response and your revisions.

No Reunderwriting of the Mortgage Loans, page S-79

2. We note on page S-79 of the prospectus supplement you have not reunderwritten the mortgage loans and you have relied on the representations and warranties made by the mortgage loan sellers, and the applicable mortgage loan seller's obligation to repurchase, substitute or cure a mortgage loan. Please revise to clarify what you mean by the term "reunderwritten." Also, it appears that the risk factor should consider the relationship with the review that will be performed with respect to the pool assets in compliance with Securities Act Rule 193 and the related results, as appropriate. Please revise to include such bracketed language.

Repurchases and Replacements, page S-87

3. We note that under footnote one to the table found on page S-89 you state that, "MSMCH has attempted to gather information required by Rule 15Ga-1…" Further, you indicate that you cannot be certain that you have obtained "all applicable Reporting Information" for specified reasons without unreasonable effort or expense. Your statement does not clearly indicate whether you have provided all information required by Rule 15Ga-1 that you can acquire without unreasonable effort or expense. Please revise the footnote to clearly indicate that you have provided 1) the information that you do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why the omitted information would require unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2) and Securities Act Rule 409.

Exchangeable Certificates Distribution Account, page S-103

4. Please provide us with your analysis of how the various securities and structures contemplated by the base prospectus regarding the Exchangeable and Depositable Certificates qualify for an exemption or exclusion from registration under the Investment Company Act.

5. Please tell us, with a view towards disclosure, the purposes and/or reasons why an offering would include a Depositable and Exchangeable Certificates feature and the benefits and drawbacks to investors of such a feature.

6. Please expand this discussion to describe when an exchange may occur and the possible conditions and/or limitations of the exchange feature. We note your cross-reference to the risk factor section regarding limitations on the exchange feature, but we preliminarily believe that such disclosure is more appropriately contained within this section, which discusses the characteristics and operation of the exchange feature.

7. We note that the paying agent will be required to establish an account, held in trust, for the benefit of the holders of the "Exchangeable Certificates." Please expand your discussion to disclose where the account will be established and the features and terms of the account.

8. We note that you are registering both fixed-rate securities and floating-rate securities. With a view towards disclosure, please explain to us how you can ensure that the aggregate principal and annual interest will equal that of the exchanged security if a tranche includes floating-rate securities that are exchangeable for fixed-rate securities.

[The Mortgage Backed Securities (MBS)], page S-140

9. We note that you contemplate that the pools may include "mortgage pass-through certificates or other mortgage backed securities". Please clarify in this section, and throughout your filing, whether the underlying mortgage backed securities will be supported by residential mortgages, commercial mortgages or both. Further, if you are intending to include underlying securities supported by residential mortgages, please consider whether other revisions are required to your filing to clarify this fact, such as whether your risk factors adequately convey the most significant factors that would make your offering, if they included mortgage backed securities backed by residential mortgages, speculative or risky.

10. We note your disclosure on page 70 of the base prospectus regarding underlying mortgage backed securities. Please revise this section of the prospectus supplement to discuss whether the MBS added to the pool will be compliant with Securities Act Rule 190. Also, revise your prospectus supplement, as appropriate, to indicate that you will provide updated and current information about the underlying securities. Note that not all items of disclosure required at the time of offering a security that includes MBS are available through incorporation by reference of Exchange Act Reports, such as how the underlying securities were acquired.

See fn. 279 of the 2010 Regulation AB Proposing Release (SEC Release 33-9117) and fn. 193 of the 2004 Regulation AB Adopting Release (SEC Release 33-8518).

Appendix VI – Exceptions to Mortgage Loan Representations and Warranties

11. Please advise as to the purpose of Appendix VI, and in particular, whether this Appendix is intended to provide, in whole or in part, the disclosures required under Item 1111(a)(8) of Regulation AB. If this Appendix is meant to provide disclosures required under Item 1111(a)(8), please revise this Appendix to include all information required by Item 1111(a)(8), such as the entity that determined to include the asset in the pool despite not having met disclosed underwriting standards. If not, please advise as to where you will provide disclosure required by Item 1111(a)(8) of Regulation AB.

Item 16. Exhibits, page II-2

12. We note that Exhibit 5.1, which you intend to contain the opinion of Sidley Austin LLP with respect to legality and certain tax matters, will be filed by amendment. We may have further comment once Exhibit 5.1 is filed.

Other

13. Tell us what consideration you have given to the pending case regarding the application of the Trust Indenture Act and mortgage backed certificates and what information you will include in prospectus supplements as the case progresses.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Robert Errett, Special Counsel at 202-551-3225, or me at 202-551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Kevin C. Blauch, Esq.
Sidley Austin LLP